Exhibit 99.1

EXHIBITS

Exhibit Number		Page
99.1	Press release regarding the unaudited consolidated financial results of PLDT Inc. (the “Company”) as at and for the year ended December 31, 2020.

March 4, 2021

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results as at and for the year ended December 31, 2020.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

March 4, 2021

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results as at and for the year ended December 31, 2020.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
8168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,568 As of January 31, 2021	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Jerone H. Tabanera	jhtabanera@pldt.com.ph	88168732
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	March 4, 2021
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8816-8534
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

CONSOLIDATED SERVICE REVENUES RISE BY ~~P~~13.8B or 9%

TO ~~P~~171.5B

HIGHEST FULL-YEAR REVENUE IN HISTORY

DATA/BROADBAND PROPEL GROWTH, ACCOUNTING FOR 73% OF TOTAL REVENUES

MOBILE INTERNET REVENUES UP BY 29% VS 2019

HOME BROADBAND REVENUES ROSE 16%

CONSOLIDATED EBITDA AT ALL-TIME HIGH, GROWING 7% YEAR-ON-YEAR

ON HIGHER SERVICE REVENUES,

MARGIN AT 51%

INDIVIDUAL, ENTERPRISE AND HOME REVENUES AT ALL-TIME HIGHS, GAINING REVENUE MARKET SHARE

TELCO CORE INCOME UP BY 4% OR ~~P~~1B TO ~~P~~28.1B

CAPEX AT ~~P~~71.9B in 2020, TO INCREASE TO ~~P~~88-92B in 2021

OOKLA RECOGNIZES PLDT, SMART AS FASTEST FIXED AND  MOBILE NETWORKS IN THE PHILIPPINES IN 2020

FINAL CASH DIVIDEND OF ~~P~~40 PER SHARE, TOTAL OF ~~P~~78 FOR 2020

MANILA, Philippines 4th March 2021 – Overcoming challenges posed by COVID-19 with its relentless network build out to deliver superior customer experience, the Philippines’ largest integrated telecommunications company PLDT Inc. (PSE: TEL) (NYSE: PHI) (PLDT) reported record Service Revenues in 2020.  Matching increased demand for connectivity to support work-from-home and on-line learning arrangements, PLDT and its wireless arm, Smart Communications, Inc. (Smart), continue to deploy record capex spending on strengthening its network infrastructure and doubling down on installations and repairs, improving customer experience.

Consolidated Service Revenues (net of interconnection costs) rose 9% to ₱171.5 billion, the highest full year revenue ever attained, surpassing 2019’s ₱157.7 billion, led by data/broadband demand which grew by 18% to ~~P~~124.5 billion.

Consolidated EBITDA hit an all-time high, growing 7% year-on-year to ₱88.8 billion, excluding MRP (Manpower Reduction Program) expenses of ₱2.6 billion, driven by higher service revenues. The EBITDA margin was at 51% in 2020, from 45% in 2018 and 52% in 2019.

Telco Core Income (which excludes the impact of asset sales and Voyager Innovations) climbed 4% to ₱28.1 billion, while Reported Net Income (which includes exceptional costs) jumped 8% to ₱24.3 billion.

“Our key learnings from the pandemic can be summed up in two words: Transform and Perform. We have endeavored to keep PLDT at the forefront of digital changes, and we are enabling other companies to similarly adopt the digital mode of doing business. Part of PLDT's success during the pandemic lies in the perseverance of our people in keeping the business going despite the lockdown. Once restrictions were eased, the network buildout recommenced with an accelerated pace. The repairs and installs of our Home business also continued apace in the second half of this year.  We are indebted to our sales frontliners who ensured that we were able to keep our services available to our subscribers and their communities, and are similarly grateful to our partner retailers.  Meanwhile, we have also enabled the shift towards online payments and other forms of cashless payment systems that could be deployed to lessen the contact between our people, our staff and the customers,” said Manuel V. Pangilinan, Chairman, President & Chief Executive Officer of PLDT.

Consolidated Net Debt as of end December 2020 amounted to US$3,783 million whilst net-debt-to-EBITDA stood at 2.05x.  Gross Debt was at US$4,665 million, with maturities well spread out.  Only 19% of Gross Debt was denominated in US dollars and 6% unhedged, taking into account hedges and available US dollar cash allocated for debt.  PLDT maintained its credit ratings from Moody’s and S&P Global (previously Standard & Poor’s) at investment grade.

PLDT’s US$600 million dollar bond issued in June 2020 was recognized by IFR (International Financing Review) as the Philippines’ Capital Deal of the Year.  The issue consisted of US$300 million long 10-year bond priced at 2.5% and US$300 million 30-year bond at 3.45%.  The issue, PLDT's return to the offshore bond market after an 18-year absence, was 17x oversubscribed.

In line with PLDT’s dividend policy of paying out 60% of telco core earnings, a final cash dividend of ₱40 per share will be paid out on April 6, 2021 to shareholders on record as of March 18, 2021.  An interim dividend of ₱38 per share was paid in September 2020, bringing total dividends paid for 2020 to ₱78 per share.

Sustained demand for data, lifting service revenues to all-time high

Sustained demand for data and broadband led total Service Revenues across its three major revenue streams, Consumer Wireless, Enterprise and Home broadband, to an all-time high. Despite mobility challenges posed by the COVID-19 lockdown, PLDT and Smart put to work capital expenditures to strengthen network infrastructure and sustain superior customer experience. Network upgrades made up the bulk of the ~~P~~71.9 billion spent for 2020.  This brings total capex spent over the last 10 years to a record ~~P~~460.7 billion.  For 2021, PLDT has committed to invest in demand-driven capex of between ~~P~~88 billion and ~~P~~92 billion to underpin revenue growth.

As a result of these investments, PLDT's fiber infrastructure, the most extensive in the country, stood at more than 429,000 kilometers at the end of 2020. PLDT had extended the reach of its fixed broadband service to cover some 9 million homes passed, whereas the total number of available fiber-powered ports increased to 4 million. In 2021, PLDT aims to further expand its fiber network by 125,000 kms and add 1.7 million ports.

This fiber infrastructure also supports Smart's wireless networks, which cover 96% of the population. As of end-December 2020, Smart had increased the number of its base stations to over 59,000, an increase of 20% compared to end-2019. As it accelerates its 5G commercial services nationwide this year, Smart plans to grow its 5G base stations by over 3,800, while expanding its LTE network by adding about 4,000 more base stations.

International user-based studies reinforce sustained superior customer experience.  According to Ookla®, citing improved Speed Score™, PLDT and Smart have been recognized as the fastest fixed and mobile networks in the Philippines for 2020. In addition to maintaining its advantage over competition, PLDT and Smart are also doing better than the Philippine average fixed and mobile speeds.

Separately, the latest country report by Opensignal reveals that Smart has once again surpassed competition in terms of 4G Availability, Video Experience and Download and Upload Speeds.

“This is testament to our commitment in providing a superior data network, the most relevant content, and the appropriate solutions and services to our customers, thus making the experience better than anyone else can offer,” says Alfredo S. Panlilio, Smart President/CEO and PLDT Chief Revenue Officer, “especially now that our commercial 5G rollout has opened the door to an even higher level of customer experience with its super-fast data service.  Providing the best network is the most critical form of support we can offer to enable our customers’ own digital transformation.  On top of keeping everyone connected, we have also empowered our customers to discover their purpose and pursue their passions,” Panlilio added.

Consumer Wireless:  sustained double-digit year-on-year growth

Record investment into the network enabled the company to deliver services that satisfy the robust demand for mobile data, which accounted for 75% of Consumer Wireless revenues for 2020. Rising by 15% or P10.6 billion to P82.7 billion, Consumer Wireless has sustained double-digit year-on-year growth since 2018.  Average daily top-ups for 2020 were at an all-time high, rising 18% year-on-year.  Smartphones now make up 78% of devices on the network, with 71% of devices overall being 4G/LTE.

To highlight Smart’s fastest data network, the Consumer Wireless group launched multiple campaigns using international endorsers to better represent that content consumption of Filipinos is now global.  These campaigns introduced the refreshed Smart tagline, Simple Smart Ako, which talks about making innovations simple yet amazing for subscribers.  This strategy was able to weave Smart into the pop culture psyche of Filipinos, as proven by exceptional brand/advertising diagnostic measures.

Smart also expanded its Giga product to include 3 new variants:  GigaWork, GigaStudy, and Giga K-Video in response to the needs brought about by the pandemic.  Partnerships were expanded with global content providers like TikTok, Viu, Mnet, Moonton for Mobile Legends, Activision for Call of Duty, NBA, and Netflix.  These have helped sustain the growth in mobile data consumption and revenues.

In addition to introducing innovations and programs like the GigaPoints Rewards Program and GigaMania, which are both enabled by the GigaLife App, Smart has also maximized its LTE network to deliver a variety of world-class entertainment, e-sports tournaments, and other online events to its subscribers across the country through the GigaFest platform.

In December 2020, Smart unveiled its Signature 5G plans, which are specially provisioned with generous data allocations to unlock the capabilities of Smart 5G’s superfast speeds and lower latency. It also rolled out Unli Any-Net calls and Unli All-Net texts to all Smart Signature Postpaid Plan holders.

These customer-centric initiatives have enabled stronger data adoption and use. Mobile data traffic was at 2,881 petabytes for 2020, an increase of 79% from the previous year. On average, active mobile internet users used 8.26 GB per month, up from 6.3 GB in 2019.

Enterprise:  revenues rise in pandemic-induced recession

Despite the challenges posed by COVID-19 to businesses, the pickup in the acceleration in digital transformation of corporates and MSMEs kept Enterprise revenues steady with a 5% year-on-year increase in 2020 to ~~P~~41.2 billion.  Data/broadband revenues accounted for 70% of total Enterprise service revenues.

PLDT Enterprise aims to accelerate growth in 2021 as the group foresees large strategic engagements lifting revenues this year.  These are in the areas of Smart Cities, IT Systems Transformation and eLearning as the pandemic has increased the demand for data and content.

In response to COVID-19 challenges, PLDT Enterprise led the transformation of the future of work through the introduction of new innovative solutions and services, and through organizing several virtual events to support and equip businesses as they embrace the shift to digital.  PLDT Enterprise has also emerged as the clear leader in the data center business space, which is set to grow as enterprises look to improve business resiliency.  Increased interest in data centers from hyperscalers is expected to boost demand for the group’s ten (10) data centers which, combined, have the largest rack capacity in the Philippines and a full capacity of over 70MVA.

Among the group’s key initiatives was the deployment of telecommute services and collaboration and productivity tools that will support the shift to remote work given the lockdown and quarantine measures imposed. Amid the global crisis, the group was able to introduce new products from its fixed, wireless, and ICT pillars which included BEYOND FIBER, Giga Study, simply ERP, among others.

In line with its strengthened mission which is to make a positive impact on every single business, PLDT Enterprise, alongside PLDT and Smart, led several corporate social responsibility initiatives for both the public and private sectors by deploying free services and solutions to help healthcare frontliners and entrepreneurs during the crisis.

With the need to enable businesses and technology becoming even more urgent, PLDT Enterprise spearheaded several virtual events that served as a platform for discussion among key leaders across different industries. These virtual events included webinars and a virtual convention for the group’s customers such as Keep Moving Forward, Tech Talk On-Air, and Philippine Digital Convention (PH Digicon) 2020.

Home: revenues break-out in 2020, on track for 100k/month installs

Increased demand for connectivity for work-from-home, online learning and streaming propelled Home to post a record 11% or ~~P~~4.3 billion increase in revenues year-on-year to ~~P~~41.4 billion. Data/broadband revenues now account for 80% of Home revenues. The extensive nationwide fiber rollout, along with increased installations, helped serve increasing demand.

Despite the initial restrictions in movement, PLDT Home set out to connect as many Filipino families as possible in 2020. In the first quarter, monthly installations averaged around 42,000 before ECQ was imposed, improving to an average of 75,500 for September - December.  In 2021, the PLDT Home Team is aiming to hit over 100,000 monthly average installations.

2020 was a crucial year for the PLDT Home business. The lockdowns brought about by the COVID-19 pandemic led to unprecedented demand for home broadband services. To respond to this crisis, PLDT rolled out three major programs to help Filipinos rediscover what home meant in the new normal.

As soon as the lockdowns were announced, PLDT Home suspended collections and offered instalment plans to all customers. To further empower Filipinos to work and learn from home, targeted free Speed Boosts were rolled out across the country throughout the year.

The PLDT Home Prepaid WiFi product was also launched to serve customers who were not yet reached by the aggressive fiber network rollout. To help ease the tight finances of Filipino families, the PLDT Home Prepaid WiFi also came with a Double Data allocation offer.

As the connectivity requirements of Filipino families became more complex, PLDT Home introduced new technologies to ensure the ultimate Home Internet Experience. A range of WiFi 6 routers and Mesh WiFi devices were bundled with Fiber plans to improve latency, coverage, and speed for customers. This sets the foundation for more Smart Home devices in 2021.

More Filipinos turned to online businesses in 2020 and to support them, PLDT Home launched PLDT Home Biz, a program specifically for micro entrepreneurs operating at home. The bundle included connectivity and a suite of e-commerce tools to ensure that they have everything they need so their businesses could thrive in the new normal.

PLDT’s continuing rollout of its fiber-to-the-home (FTTH) facilities has made its broadband services available to more customers. Currently, PLDT's FTTH reaches 48% of the total 1,634 cities and municipalities nationwide.

Leading the Way Towards a Cashless Philippines

Completing PLDT's digital thrust, PayMaya's unrivaled end-to-end digital payments ecosystem is leading the way towards building a Cashless Philippines. As of end-2020, over 28 million registered customers and more than 116,000 merchant partners nationwide are enjoying safer and more convenient payments, both on-ground and online, through PayMaya’s various innovations.

Its PayMaya mobile app, currently the top-rated e-Wallet finance app in Google Play Store and Apple App Store in the Philippines today, has provided the fastest and most rewarding way to owning a financial account. Consumers can conveniently send money, receive financial aid, buy load, pay bills, shop online, and pay in over 200,000 merchant and partner touchpoints nationwide.

PayMaya Enterprise, the country's no. 1 payments processor for "everyday" merchants, has led the charge in equipping businesses of all shapes and sizes--from online sellers and MSMEs to large brands and corporations--to accept all types of digital payments including Bancnet, Visa, Mastercard, and JCB cards, as well as e-Wallets including PayMaya and WeChat, among others.

To help bridge the unbanked and unconnected to digital, PayMaya's Smart Padala agent network has expanded its footprint to over 37,000 agents nationwide, servicing customers in over 92% of the country's cities and municipalities with critical financial services.

Supporting the government's thrust for economic recovery, PayMaya has helped enable over 60 government agencies and units with digital payments acceptance, registering an overall 1,200% growth in government transaction value at the end of 2020.

With the entire country pivoting to digital to rebuild and recover from the COVID-19 pandemic, PayMaya is driving e-commerce growth in the Philippines through the power of its end-to-end payment ecosystem for consumers, enterprises, and government. In 2020, it processed over ~~P~~95-billion worth of online shopping transaction value, which also helped push electronic payments as the preferred mode of payment versus cash when buying online. To further propel this growth, it recently launched the PayMaya Mall, which brings consumers and merchant partners together in one convenient platform through the PayMaya app. It also pioneered the use of QR Ph and payment links for online sellers, allowing them to conveniently offer cashless payments through PayMaya via social media or chat apps such as Viber and Facebook Messenger.

Conclusion

“Despite PLDT’s stellar performance, it is with great relief that we put 2020 behind us. It is tempting to say that we have seen the worst but 2021 comes with its own set of challenges – a worrisome economic outlook, prolonged uncertainty on the pandemic with possible new waves, mutations and a delayed vaccine rollout and of course, the entry of heightened competition from both new and current players. But with confidence built on how we not only weathered but thrived despite the “year from hell” that was 2020, we anticipate more growth in 2021. Anchored on the sustained demand for our data and broadband services, we expect a high single digit increase in consolidated service revenues and telco core income in the vicinity of ~~P~~29-30 billion. We continue to invest heavily in our networks, looking at another ~~P~~88-92 billion this year.  If we are able maintain our momentum and deliver results as expected, we are prepared to consider paying out a 5% special dividend for 2021, on top of our regular dividend pay-out of 60%,” stated Pangilinan.

END

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2020 and 2019

(in million pesos)

	2020	2019
	(Unaudited)	(Audited)
ASSETS
Noncurrent Assets
Property and equipment	260,868	232,134
Right-of-use assets	18,303	15,890
Investments in associates and joint ventures	52,123	53,863
Financial assets at fair value through profit or loss	380	3,369
Debt instruments at amortized cost – net of current portion	1,153	—
Investment properties	895	778
Goodwill and intangible assets	65,329	67,825
Deferred income tax assets – net	19,556	23,623
Derivative financial assets – net of current portion	—	1
Prepayments – net of current portion	66,109	48,933
Financial assets at fair value through other comprehensive income – net of current portion	—	162
Contract assets – net of current portion	668	750
Other financial assets – net of current portion	2,915	1,986
Other non-financial assets – net of current portion	109	136
Total Noncurrent Assets	488,408	449,450
Current Assets
Cash and cash equivalents	40,237	24,369
Short-term investments	989	314
Trade and other receivables	22,053	22,436
Inventories and supplies	4,085	3,412
Current portion of contract assets	1,799	1,997
Current portion of derivative financial assets	22	41
Current portion of debt instruments at amortized cost	—	150
Current portion of prepayments	10,657	11,298
Current portion of financial assets at fair value through other comprehensive income	168	2,757
Current portion of other financial assets	7,172	8,086
Current portion of other non-financial assets	256	717
Total Current Assets	87,438	75,577
TOTAL ASSETS	575,846	525,027

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505)
Treasury shares under employee benefit trust	(21)	(394)
Capital in excess of par value	130,312	130,312
Other equity reserves	19	276
Retained earnings	25,652	18,063
Other comprehensive loss	(35,652)	(31,368)
Total Equity Attributable to Equity Holders of PLDT	115,408	111,987
Noncontrolling interests	4,257	4,303
TOTAL EQUITY	119,665	116,290

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at December 31, 2020 and 2019

(in million pesos)

	2020	2019
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	205,195	172,834
Lease liabilities – net of current portion	15,982	13,100
Deferred income tax liabilities	726	2,583
Derivative financial liabilities – net of current portion	360	25
Customers’ deposits	2,371	2,205
Pension and other employee benefits	13,342	8,985
Deferred credits and other noncurrent liabilities	4,668	4,557
Total Noncurrent Liabilities	242,644	204,289
Current Liabilities
Accounts payable	82,413	77,845
Accrued expenses and other current liabilities	107,759	100,815
Current portion of interest-bearing financial liabilities	17,570	19,722
Current portion of lease liabilities	4,043	3,215
Dividends payable	1,194	1,584
Current portion of derivative financial liabilities	176	88
Income tax payable	382	1,179
Total Current Liabilities	213,537	204,448
TOTAL LIABILITIES	456,181	408,737
TOTAL EQUITY AND LIABILITIES	575,846	525,027

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Years Ended December 31, 2020, 2019 and 2018

(in million pesos, except earnings per common share amounts which are in pesos)

	2020	2019	2018
	(Unaudited)	(Audited)
REVENUES FROM CONTRACT WITH CUSTOMERS
Service revenues*	173,634	161,355	152,369
Non-service revenues	7,370	7,832	10,545
	181,004	169,187	162,914
EXPENSES
Selling, general and administrative expenses	75,255	68,230	73,916
Depreciation and amortization	47,480	39,656	47,240
Cost of sales and services	12,295	13,429	14,427
Asset impairment	7,646	4,833	8,065
Interconnection costs*	2,146	3,638	5,493
	144,822	129,786	149,141
	36,182	39,401	13,773

OTHER INCOME (EXPENSES) – NET	(3,161)	(7,065)	9,042
INCOME BEFORE INCOME TAX	33,021	32,336	22,815

PROVISION FOR INCOME TAX	8,441	9,550	3,842
NET INCOME	24,580	22,786	18,973
ATTRIBUTABLE TO:
Equity holders of PLDT	24,284	22,521	18,916
Noncontrolling interests	296	265	57
	24,580	22,786	18,973
Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	112.12	103.97	87.28
Diluted	112.12	103.97	87.28

*Certain amounts in 2018 were adjusted to reflect reclassifications in income and expenses.

	PLDT Consolidated
	Full Year
(Php in mn)	2020	2019	% Change

Total revenues	181,004	169,187	7%

Service revenues (a)	173,634	161,355	8%

Expenses (b)	144,822	129,786	12%

EBITDA (c)	88,783	83,111	7%
EBITDA Margin	51%	52%

Income before Income Tax	33,021	32,336	2%

Provision for Income Tax	8,441	9,550	(12%)

Net Income - Attributable to Equity Holders of PLDT	24,284	22,521	8%

Telco Core Income (d)	28,087	27,080	4%

(a) Service Revenues, gross of interconnection costs
Service Revenues, gross of interconnection costs	173,634	161,355	8%
Interconnection costs	2,146	3,638	(41%)
Service Revenues, net of interconnection costs	171,488	157,717	9%

(b) Expenses includes Interconnection Costs
(c) EBITDA excluding the MRP expenses booked in FY2020 (P2,625mn) and FY2019 (P3,296mn)
(d) Net income as adjusted for the net effect of gain/loss on FX, derivative transactions, Asset sales, MRP and share in Voyager losses

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect  PLDT’s business and results of operations.  Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de Dios	Cathy Y. Yang
pldt_ir_center@pldt.com.ph	pldt_ir_center@pldt.com.ph	cyyang@pldt.com.ph
Tel No. 8816-8213	Tel No. 8816 8024

About PLDT

PLDT is the Philippines’ largest and only integrated telecommunications company. Through its principal business groups – fixed line, wireless and others – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine  listed companies.

Further information can be obtained by visiting www.pldt.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Ma. Lourdes C. Rausa-Chan
Name	:	Ma. Lourdes C. Rausa-Chan
Title	:	Corporate Secretary

Date:  March 4, 2021